UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Sun River Energy, Inc.

                                (Name of Issuer)

                                  Common Stock
                                  ------------

                         (Title of Class of Securities)

                                   86686U 103
                                   ----------

                                 (CUSIP Number)

       Richard L. Toupal, 9 Thornhurst, San Antonio, TX 78218 210-928-1350
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 5, 2009
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.



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CUSIP No. 86686u 103

         1.       Names of Reporting Persons.
                  I..R.S. Identification Nos. of above persons (entities only). Mr. Richard L. Toupal

         2.      Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)
                 (b)

         3.      SEC Use 0nly

         4.      Source of Funds (See Instructions)   PF
                                                      --
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.      Citizenship or Place of Organization

Number of        7.       Sole Voting Power      959,060
                                                 -------
Shares Bene
ficially by      8.       Shared Voting Power      3,455
                                                  ------
Owned by Each
Reporting        9.       Sole Dispositive Power    959,060
                                                   --------
Person With
Power           10.       Shared Dispositive Power   3,455
                                                     -----

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  962,515
                  --------

         12. Check if the Aggregate Amount in Row (II) Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row (II)     5.56%
                                                                         -----

         14.      Type of Reporting Person (See Instructions) Individual





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ITEM 1. Security and Issues

This statement on Schedule 13D relates to shares of $0.00001 par value Common Stock of Sun River Energy, Inc. , a Colorado Corporation . The address of its principal office is 7609 Ralston Road, Arvada, CO 80002.

ITEM 2. Identity and Background

     (a) This statement on Schedule 13D is being filed on behalf of Richard L. Toupal.

     (b)  Mr. Toupal's address is 9 Thornhurst, San Antonio, TX 78218.

     (c) Mr. Toupal is a dentist and owns and operates his own practice, Richard L Toupal, DDS PA in San Antonio, Texas.

     (d)  Mr.  Toupal has not during the last five years,  been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors.

     (e) Mr. Toupal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Toupal is a citizen of the United States.

ITEM 3. Source of Funds or other Consideration
        Personal Funds

ITEM 4. Purpose of the transaction

Other than as set forth above, Mr. Toupal does not currently have any new plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a)  The acquisition by any person of additional securities of SNRV.

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation,   involving  SNRV  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of SNRV or any of its subsidiaries;

     (d) Any change in the present board of directors or management of SNRV, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of SNRV;

     (f)  Any other material change in SNRV's business or corporate structure;

     (g) Changes in SNRV's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNRV by any person;

     (h) Causing a class of securities of SNRV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of SNRV becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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     (j) Any action similar to any of those enumerated above.

     Mr. Toupal acquired 550,000 shares of the common stock of Sun River Energy, Inc. (SNRV) in private transactions from April 2009 through July 2009. Mr. Toupal acquired 412,515 shares of the common stock of SNRV in open market transactions, purchased from April 2009 through August 2009.

ITEM 5. Interest in Securities of the Issuer.

     The percentages of outstanding shares of Sun River Energy, Inc. common stock reported below are based on the statement that on August 5, 2009 there were 17,321,141 shares of SNRV's common stock issued and outstanding.

     (a) Mr. Toupal beneficially owns or may be deemed to beneficially own shares of SNRV as follows:

          962,515 common shares which represents 5.56% of the total issued and outstanding common stock on August 5, 2009.

     (b) For information regarding the number of shares of SNRV common stock as to which Mr. Toupal holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.


     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of SNRV common stock effected by Mr. Toupal during the past 60 days.

     (d) No person other than Mr. Toupal has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SNRV common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Toupal.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Mr.  Toupal  has  no  contracts,  arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the securities of SNRV, other than as described in this statement on Schedule 13d.

ITEM 7. Material to be Filed as Exhibits.

None.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 6, 2009


/s/Richard L. Toupal
-----------------------------------------
Richard L. Toupal

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